UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

October 21, 2022

Date of Report (Date of earliest event reported)

Health Sciences Acquisitions Corporation 2

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39421	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 10th Avenue, Floor 7 New York, New York	10014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 597-6980

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	HSAQ	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed on a Current Report on Form 8-K dated July 4, 2022, Health Sciences Acquisitions Corporation 2, a Cayman Islands exempted company (“HSAC2” or the “Company”), entered into an Agreement and Plan of Merger Agreement (the “Merger Agreement”) by and among HSAC2, HSAC Olympus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HSAC2 (“Merger Sub”), and Orchestra BioMed, Inc., a Delaware corporation (“Orchestra”) relating to a business combination between HSAC2 and Orchestra (the “Business Combination”). Pursuant to the terms of the Merger Agreement, the Business Combination will be effected in two steps. First, before the closing of the Business Combination (the “Closing”), HSAC2 will deregister in the Cayman Islands and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and the Cayman Islands Companies Act (As Revised) (the “Domestication”). Second, at the Closing, Merger Sub will merge with and into Orchestra, with Orchestra surviving such merger as the surviving entity (the “Merger”).

Simultaneously with the execution of the Merger Agreement, HSAC2, Orchestra, and certain funds managed by RTW Investments, LP (the “RTW Funds”) entered into a Backstop Agreement (the “Backstop Agreement”) pursuant to which the RTW Funds, jointly and severally, agreed to purchase such number of HSAC2 ordinary shares at a price of $10.00 per share to the extent that the amount of Parent Closing Cash (as defined in the Merger Agreement) as of immediately prior to the closing of the Merger is less than $60 million (the “Minimum Available Cash Condition”) (inclusive of the $10 million commitment by the RTW Funds pursuant to the Forward Purchase Agreement described below (the “Sponsor Commitment)). Further, simultaneously with the execution of the Merger Agreement, HSAC2 and Orchestra entered into a forward purchase agreement (the “Forward Purchase Agreements”) with the RTW Funds (each a “Purchasing Party”), pursuant to which the Purchasing Parties agreed to purchase $10 million of HSAC2 ordinary shares, less the dollar amount of HSAC2 ordinary shares holding redemption rights that the Purchasing Parties acquire and hold until immediately prior to the Domestication.

On October 21, 2022, the parties amended both the Backstop Agreement and the Forward Purchase Agreement to provide that: (1) the per share purchase price under each of the Backstop Agreement and the Forward Purchase Agreement will not exceed the redemption price available to HSAC2 shareholders exercising redemption rights at the shareholder meeting held to approve the Business Combination; (2) any shares purchased pursuant to the Backstop Agreement or the Forward Purchase Agreement, or otherwise acquired by the RTW Funds outside of the existing redemption offer, will not be voted in favor of approving the Business Combination, and (3) the RTW Funds will waive redemption rights with respect to such purchases in the vote to approve the Business Combination.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Amendment to Forward Purchase Agreement dated as of October 21, 2022, by and among Health Sciences Acquisitions Corporation 2, Orchestra BioMed, Inc., and RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Venture Fund Limited
10.2	Amendment to Backstop Agreement dated as of October 21, 2022, by and among Health Sciences Acquisitions Corporation 2, Orchestra BioMed, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Venture Fund Limited
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 21, 2022

HEALTH SCIENCES ACQUISITIONS CORPORATION 2

By:	/s/ Roderick Wong
Name:	Roderick Wong, M.D.
Title:	Chief Executive Officer

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